CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, John Robertson, President, Reg Technologies Inc., acting as Chief Executive Officer, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Reg Technologies, Inc. (the issuer) for the interim period ending January 31, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2008

”John Robertson”
John Robertson,
President,
certifying as Chief Executive Officer.